Exhibit 99.1

Aurora Cannabis Announces Financial Results for the Fourth Quarter and 2019 Fiscal Year

Generates Net Revenue of $98.9 Million, Up 52% From Prior Quarter
Cannabis Net Revenue Increases 61% to $94.6 Million From Prior Quarter
Reports Gross Margin on Cannabis Net Revenue of 58%

TSX: ACB | NYSE: ACB

EDMONTON, Sept. 11, 2019 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, announced today its financial and operational results for the fourth quarter and fiscal year ended June 30, 2019.

Aurora Cannabis Q4 2019 Key Performance Indicators (CNW Group/Aurora Cannabis Inc.)

"In 2019 Aurora took its place as the global leader in cannabis production, research, innovation, and international market development. We are executing on all our strategic priorities," said Terry Booth, CEO. "Our best in class cultivation methods allow us to grow consistent, high-quality cannabis at scale. Because of this, we've delivered solid revenue growth in the fourth quarter. We are working to extend our reach in the U.S. markets. Our partnership with the UFC is a basis to explore CBD-from-hemp and hemp food products. We are also exploring additional opportunities and leveraging our Strategic Advisor. We are focused on building a sustainable, high-margin business while providing patients and consumers with access to safe and reliable medicine."

Glen Ibbott, CFO, added, "We continue to see strong growth in cannabis revenues in both medical and consumer categories. Our cultivation execution continues to drive production costs lower and improve gross margins. Aurora's diversified product portfolio remains in demand with patients and consumers alike. With the Canadian launch of derivative products in the coming months, we have made the necessary investments to ensure readiness and focus on a variety of value added products. We are very excited to supply an expanded consumer market with premium cannabis and new product forms."

Fourth Quarter 2019 Highlights

(Unless otherwise stated, comparisons are made between Fiscal Q4 2019 and Q3 2019 results and are in Canadian dollars)

  Net cannabis revenue up 61% sequentially to $94.6 million
    Canadian consumer cannabis revenue up 52% to $44.9 million
    Medical cannabis revenue up 10% to $29.7 million
    Wholesale revenues of $20.1 million
  Cash cost to produce per gram sold declined 20% sequentially to $1.14 per gram in Q4 2019.
  Production volume increased 86% sequentially to 29,034 kgs.
  Gross margin on cannabis net revenue increased by 3% to 58% sequentially.
  Aurora's medical patient base expanded 10% to 84,729 sequentially. As at the date of this release, Aurora has approximately 89,700 active registered patients, a further increase of 6%.
  Adjusted EBITDA loss of $11.7 million represents an improvement of 68% compared to $36.6 million in Q3 2019.

Subsequent Events

  Closed an amended and upsized $360 million secured credit facility which includes an accordion feature that enables Aurora to upsize the facility by approximately $40 million,
  Sold its remaining 28,833,334 shares of The Green Organic Dutchman Holdings Ltd ("TGOD"), at a price of $3.00 per share for aggregate gross proceeds of $86.5 million, representing an approximate 50% internal rate of return for the Company.

Full Year Fiscal 2019 Highlights

  Net revenue of $247.9 million, up 349% compared to the prior year.
  Gross margin on cannabis net revenue of 55% in fiscal 2019 versus 65% in fiscal 2018.
  Kilograms produced and kilograms sold of 57,442 kgs and 36,628 kgs, up 920% and 629% respectively compared to fiscal 2018.

Q4 2019 Key Financial and Operational Metrics

($ thousands, except Operational Results)	Q4 2019 (6)	Q3 2019	$ Change	% Change
Financial Results
Net Revenue (1)	$98,942	$65,145	$33,797	52%
Cannabis net revenue (2)(3a)	$94,640	$58,652	$35,988	61%
Medical cannabis net revenue (2)(3a)	$29,651	$27,001	$2,650	10%
Consumer cannabis net revenue (2)(3a)	$44,882	$29,577	$15,305	52%
Wholesale bulk cannabis net revenue (2)(3a)	$20,107	$2,074	$18,033	869%
Gross margin before FV adjustments on cannabis net revenue (2)(3b)	58%	55%	N/A	3%
Gross margin before FV adjustments on medical cannabis net revenue (2)(3b)	60%	60%	N/A	0%
Gross margin before FV adjustments on consumer cannabis net revenue (2)(3b)	55%	50%	N/A	5%
Gross margin before FV adjustments on wholesale bulk cannabis net revenue (2)(3b)	61%	60%	N/A	1%
Selling, general and administration expense	$72,869	$67,104	$5,765	9%
Adjusted EBITDA (4)	($11,737)	($36,572)	$24,835	68%

Balance Sheet
Working capital	$227,802	$469,729	($241,927)	(52)%
Cannabis inventory and biological assets (5)	$144,275	$118,023	$26,252	22%
Total assets	$5,502,830	$5,549,780	($46,950)	(1)%

Operational Results – Cannabis
Cash cost to produce per gram sold (2)(3c)	$1.14	$1.42	($0.28)	(20)%
Active registered patients	84,729	77,136	7,593	10%
Average net selling price of medical cannabis (2)	$8.51	$8.51	$0.00	0%
Average net selling price of consumer cannabis (2)	$5.14	$5.48	($0.34)	(6)%
Average net selling price of wholesale bulk cannabis (2)	$3.61	$3.52	$0.09	3%
Kilograms produced	29,034	15,590	13,444	86%
Kilograms sold	17,793	9,160	8,633	94%

(1)	Net revenue represents our total gross revenue cannabis products effective October 17, 2018.
(2)	These terms are defined in the "Cautionary Statement Regarding Certain Performance Measures" section of this MD&A
(3)	Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
	a.	Refer to the "Revenue" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
	b.	Refer to the "Gross Margin" section for reconciliation to the IFRS equivalent.
	c.	Refer to the "Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold – Aurora Produced Cannabis" section for reconciliation to the IFRS equivalent.
(4)	Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of equity investments, goodwill, and other assets.
(5)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies, and consumables.
(6)	During the three months ended June 30, 2019, the Company recorded non-material year-end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods.  The net impact of these adjustments to Q4 2019 Adjusted
EBITDA was a $14.9 million reduction in reported operating expenses

($ thousands)	Three months ended		Year ended
	June 30, 2019	March 31, 2019	June 30, 2019	June 30, 2018	June 30, 2017
Medical cannabis net revenue
Canada dried cannabis	14,438	14,501	58,101	24,231	14,679
EU dried cannabis	4,481	4,004	14,141	9,835	439
Canada cannabis extracts (1)	10,732	8,496	34,447	8,690	804
Total medical cannabis net revenue	29,651	27,001	106,689	42,756	15,922

Consumer cannabis net revenue
Dried cannabis	41,813	27,461	88,603	—	—
Cannabis extracts (1)	3,069	2,116	7,992	—	—
Total consumer cannabis net revenue	44,882	29,577	96,595	—	—

Wholesale bulk dried cannabis net revenue	20,107	2,074	22,181	—	—

Total cannabis net revenue	94,640	58,652	225,465	42,756	15,922

(1) Cannabis extracts revenue includes cannabis oils, capsules, softgels, sprays, and topical revenue.

($ thousands)	Three months ended		Year ended
	June 30, 2019	March 31, 2019	June 30, 2019	June 30, 2018	June 30, 2017
Net revenue	98,942	65,145	247,939	55,196	18,067
Design, engineering and construction services	—	(914)	(2,403)	(4,218)	—
Patient counseling services	(606)	(809)	(4,214)	(3,933)	(2,145)
Analytical testing services	(317)	(1,238)	(2,976)	—	—
Other cannabis segment revenues
(accessories, hemp, other)	(2,760)	(962)	(10,370)	(1,865)	—
Horizontally integrated business revenues	(619)	(2,570)	(2,511)	(2,424)	—
Cannabis net revenue	94,640	58,652	225,465	42,756	15,922

Consolidated net revenue increased 52% to $98.9 million in Q4 2019 as compared to $65.1 million in the prior quarter. Consumer cannabis revenues were $44.9 million in Q4 2019, an increase of 52% from the prior quarter and contributed 45% to total consolidated net revenue. Canadian medical cannabis net revenues increased to $25.2 million in Q4 2019, up 9% over the prior quarter. Revenue growth was primarily driven by additional production capacity and supply available for sale from Aurora Sky and Aurora River (Bradford).

Average net selling price of cannabis decreased by $1.08 per gram over the prior quarter from $6.40 in Q3 2019 to $5.32 in Q4 2019. This decrease is primarily attributable to the increase in sale volumes to consumer and bulk wholesale markets which yield lower average net selling prices as compared to medical markets.

Gross margin on cannabis net revenue increased to 58% in Q4 2019, compared to 55% in the prior quarter. Gross margin improvement was driven by the continued decline in cash cost to produce per gram and higher gross margins achieved on bulk sales.

During Q4 2019, Aurora produced 29,034 kilograms of cannabis as compared to 15,590 kilograms in the prior quarter. The 86.2% increase in production output was primarily due to the additional production capacity added by Aurora Sky, River (Bradford), and Ridge (Markham) facilities. Extraction capacity increased from 20,400 kilograms to 26,400 kilograms in Q4 2019.  Subsequent to the quarter end, Aurora's annual extraction capacity further increased to 45,600 kilograms.

Q4 2019 SG&A increased by 9% to $72.9 million, compared to the prior quarter. The change was primarily driven by an increase in fulfillment and shipping costs related to the growth in consumer cannabis sales and continued investment in sales initiatives, distribution network, and partnerships to conduct research, develop products, and drive brand awareness. Aurora will continue to invest in infrastructure and talent required for market share growth in the global medical and consumer cannabis markets but will remain intensely focused doing this as efficiently as possible.

In Q4 2019, adjusted EBITDA loss improved 68% to $11.7 million from $36.6 million in the prior quarter. Developing a profitable and robust global cannabis company is extremely important to Aurora. In fiscal 2019 Aurora was focused on excellence in execution, and the Company's KPIs show its success in this regard. Furthermore, Aurora has addressed previously identified production bottlenecks and continues to see strong sell-through of the Company's products at the retail level. However, the Canadian consumer channel continues to experience challenges at the retail level in key markets and resolution of this issue is beyond the Company's control. Aurora is working closely with all our regulatory and channel partners to streamline distribution as the Company continues to track toward positive adjusted EBITDA on a consolidated basis.

The Company's operating facilities current annualized run-rate production capacity is in excess of 150,000 kg per annum, based on planted rooms. As the industry leader in purpose-built cultivation, Aurora is focused on producing a consistent supply of high-quality, low-cost product to meet evolving market demand. Aurora is well-positioned to respond to market conditions quickly with shorter lead times, increased harvest cycles and high plant yields.

Outlook

The global cannabis and hemp markets represent a significant opportunity for Aurora and the Company will continue to make the necessary investments today to build long-term value for shareholders. However, Aurora will take a balanced approach to these investments with a focus on operating a sustainable and profitable business.

The introduction of new product formats to the Canadian consumer market this fall represents a significant opportunity for the Company. Aurora expects to have a robust product line-up ready to launch in December. Given the very early stage of development of the consumer market in Canada and international medical markets, management anticipates that quarter to quarter sales volumes and revenues may be volatile. The Company expects adjusted EBITDA to continue to improve in the future due to expected revenue growth, improvements in gross margin and prudent SG&A growth.

The passing of the U.S. Farm Act presents new opportunities in the largest cannabis and hemp-derived CBD market globally, and as such Aurora is committed to establishing a substantial operating footprint in the U.S. As part of the U.S. market strategy, the Company is considering its stakeholders and how various state and federal regulations will affect its business prospects. A number of alternatives to grow Aurora's presence in the U.S. market are under evaluation and the Company is committed to only engage in activities which are permissible under both state and federal laws. Management believes there are currently market opportunities that are legal at both state and federal levels that can add operating cash flows and be critical pillars of Aurora's strategy and long-term success.

Conference Call

Aurora will host a conference call tomorrow, September 12, 2019, to discuss these results. Terry Booth, Chief Executive Officer, Glen Ibbott, Chief Financial Officer, Cam Battley, Chief Corporate Officer, and Michael Singer, Executive Chairman, will host the call starting at 9:00 a.m. Eastern time. A question and answer session will follow management's presentation.

Date:	Thursday, September 12th, 2019
Time:	9:00 a.m. Eastern Time | 7:00 a.m. Mountain Time
Webcast:	https://bit.ly/34gYCj5
Replay:	(416) 849-0833 or (855) 859-2056
until 12:00 midnight Eastern Time Thursday, September 19, 2019
Reference Number:	6084057

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO

Aurora Cannabis Inc.

Forward Looking Statements and Non-IFRS Industry Measures

This news release makes reference to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. This news release uses non-IFRS measures including "cannabis net revenue", "Adjusted EBITDA", "cannabis inveventory and biological assets", "cash cost to produce per gram sold", "average net selling price per gram", "production capacity",  and "SG&A".  The foregoing are commonly used operating measures in the industry but may be calculated differently compared to other companies in the industry. These non-IFRS measures, including the industry measures, are used to provide investors with supplementary measures of our operating performance that may not otherwise be apparent when relying solely on IFRS metrics. Definitions of the non-IFRS measures can be found in our financial statements, MD&A and this news release.

This news also release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the execution of definitive agreements and the closing of the transaction. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government adult-use  sales channels, managements estimation of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, the ability to expand and maintain distribution capabilities, the impact of competition, and the possibility for changes in laws, rules, and regulations in the industry. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 17:00e 11-SEP-19